UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2003

Commission File Number

0-12490

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ACR GROUP, INC. 401(K) PLAN

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

ACR GROUP, INC.

3200 WILCREST DRIVE, SUITE 440

HOUSTON, TEXAS 77042-6039

ACR GROUP, INC. 401 (k) PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULE

YEARS ENDED DECEMBER 31, 2003 AND 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

ACR Group, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the ACR Group, Inc. 401(k) Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion of the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Hein + Associates LLP

Houston, Texas

June 8, 2004

ACR GROUP, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2003	2002
ASSETS
RECEIVABLES:
Employer contributions	$22,319	$19,924
Participant contributions	45,818	46,741

Total receivables	68,137	66,665

INVESTMENTS	5,521,434	3,646,864

Total assets	5,589,571	3,713,529

LIABILITIES

DISTRIBUTIONS PAYABLE	15,227	763

Total liabilities	15,227	763

Net assets available for benefits	$5,574,344	$3,712,766

See accompanying notes to these financial statements.

ACR GROUP, INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Net appreciation in fair value of investments	$923,725
Employer contributions	249,912
Participant contributions	683,084
Participant rollovers	123,284
Transfers in	118,135
Other income	117

Total additions	2,098,257

DEDUCTIONS:
Benefits paid to participants	221,529
Corrective distributions	15,150

Total deductions	236,679

NET INCREASE	1,861,578

NET ASSETS AVAILABLE FOR BENEFITS AT:
Beginning of year	3,712,766

End of year	$5,574,344

See accompanying notes to these financial statements.

ACR GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF PLAN

General – The ACR Group, Inc. 401(k) Plan (the “Plan”) is a defined contribution profit sharing plan covering all eligible employees of ACR Group, Inc. and its participating employers (collectively, the “Company”). The Plan was adopted effective March 1, 1991 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from the Company.

The Plan’s record keepers are Hartford Life Insurance Company and Texas Pension Consultants.

Effective May 8, 2001, the ACR Stock Fund was frozen. No new contributions may be invested in this fund option by participants, and participants are currently restricted from transferring their prior investment out of this fund.

Effective August 13, 2001, an officer of the Company became trustee of the Plan.

Eligibility – Each salaried or hourly employee of the Company who has completed at least six months of service and is a least 19 years of age is eligible to participate in the Plan.

Contributions – Participants may contribute, with certain limitation, up to 100% of their eligible annual compensation on a pretax basis. Qualified rollover contributions are also accepted by the Plan at the discretion of the Company.

The Company may determine annually what percent of the first 6% of a participant’s pretax contributions will be matched. For the 2003 plan year, the Company elected to match 50% of the first 6% of a participant’s contribution. Also, at its sole discretion, the Company may elect to make an additional contribution to the Plan from time to time. No additional contribution was made for 2003.

All participant contributions and employer matching contribution accounts are participant-directed.

ACR GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF PLAN (continued)

Administrative Expenses – Certain administrative expenses of the Plan are paid by the Company. In 2003 the Company paid $18,644 of administrative expenses related to the Plan.

Vesting – Participants are immediately 100% vested in their contributions plus earnings thereon.

Vesting in the Company contributions portion of their account plus actual earnings thereon is based on years of credited service at 25% per year with 100% vesting after four years. Participants also become 100% vested upon death, disability, or the attainment of normal retirement age of 65. Forfeitures of account balances by participants not fully vested are used to reduce future employer contributions.

Benefit Payments – To meet certain financial hardships as defined by the Internal Revenue Service (“IRS”), participants may make withdrawals from the portion of their accounts attributable to employee pretax contributions and the vested employer contributions. Distributions of a participant’s accrued benefits are also made upon termination of employment, total and permanent disability, or death. Participants may elect to receive distributions in a lump-sum payment or rolled over to an IRA or a qualified plan.

Plan Termination – Although there is no current intention to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

ACR GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting – The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Company’s common stock is stated at fair value based on quoted market prices. The investments in the pooled separate accounts are stated at fair value as determined by the issuer based on quoted market values of the underlying investments.

Short-term investments are stated at cost which approximates fair value. The fixed income account is stated at contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risk and Uncertainties – The Plan provides for various investments in common stock, short-term investments, pooled separate accounts, and an investment contract. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

ACR GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

3.	INVESTMENTS

The following table presents the fair value of the Plan’s investment securities at December 31, 2003 and 2002:

	DECEMBER 31,
	2003	2002
Hartford Life Insurance pooled separate accounts:
American Century Income & Growth Fund*	$308,550	$194,974
American Century Ultra Fund*	183,893	114,472
Franklin Small Mid Cap Growth Fund*	559,077	265,551
Dividend & Growth Fund*	625,769	387,954
Bond Fund*	463,950	535,609
Small Midcap Fund*	916,606	425,541
Money Market Fund*	242,165	217,997
Janus Balanced Fund*	389,580	290,692
Janus Twenty Fund*	447,906	280,759
Fidelity VIP Overseas	118,647	60,133
Hartford Life Insurance Fixed Income Account*	977,315	742,221
ACR Group Common Stock	269,079	102,367
Schwab Money Market Fund	18,897	28,594

Total	$5,521,434	$3,646,864

*	Investment represents 5% or more of the Plan’s net assets at December 31, 2003 or 2002.

During 2003, the Plan’s investments of pooled separate accounts (including investments bought, sold, and held during the year) appreciated in fair value by $923,725.

The Plan has a group annuity contract with Hartford Life Insurance Company (“Hartford”) which includes a fixed income account. The crediting interest rate may be changed from time to time by Hartford. The interest rates for 2002 and 2003 were guaranteed at 5.65% and 5.15%, respectively. The crediting interest rate was 5.15% at December 31, 2003. The average yield for 2003 was 5.28%.

ACR GROUP, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

4.	INCOME TAX STATUS

The Plan has received an opinion letter from the IRS dated September 4, 2001, stating that the written form of the underlying volume submitter plan document is qualified under Section 401(a) of the Internal Revenue Code (“IRC”), and that under certain conditions, employers adopting this form of the Plan will be considered to have a plan qualified under the IRC. The Company believes those circumstances have been met and that the operation of the Plan is in compliance with the plan document and the IRC. Therefore, the Company believes that the Plan is qualified and the related trust is exempt from taxation under Section 501(a) of the IRC.

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan engages in investment transactions with Funds managed by The Hartford. The Hartford is affiliated with Hartford Life Insurance Company, the Recordkeeper. These transactions are covered by an exemption from the prohibited transaction provision of ERISA and IRC.

The Plan owns investments in shares of the Company’s common stock. As the Company is the sponsor of the Plan, these transactions qualify as party-in-interest transactions which are exempt under ERISA.

SUPPLEMENTAL SCHEDULE

ACR GROUP, INC. 401(k) PLAN

SCHEDULE H LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

EIN: 74-2008473 PN: 001

(a) (b) IDENTITY OF ISSUE BORROWER, LEASER OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT	(e) CURRENT VALUE
Charles Schwab	Schwab Money Market Fund	$18,897
* ACR Group, Inc.	292,477 Shares of Common Stock	269,079
* Hartford Life Insurance	American Century Income & Growth Fund	308,550
* Hartford Life Insurance	American Century Ultra Fund	183,893
* Hartford Life Insurance	Fixed Income Account	977,315
* Hartford Life Insurance	Franklin Small Mid Cap Growth Fund	559,077
* Hartford Life Insurance	Fidelity VIP Overseas Fund	118,647
* Hartford Life Insurance	Bond Fund	463,950
* Hartford Life Insurance	Dividend & Growth Fund	625,769
* Hartford Life Insurance	Small Midcap Fund	916,606
* Hartford Life Insurance	Money Market Fund	242,165
* Hartford Life Insurance	Janus Balanced Fund	389,580
* Hartford Life Insurance	Janus Twenty Fund	447,906

		$5,521,434

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACR Group, Inc. 401(k) Plan

Date: June 28, 2004	/s/ A. Stephen Trevino
A. Stephen Trevino
Secretary